FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, February 28, 2011

Ger. Gen. No. 30/2011

Mr. Fernando Coloma C.

Superintendent

Superintendency of Security and Insurance

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref.: Material Information - Dividend

Dear Sir,

In accordance with clauses 9 and 10, subsection two, of Law 18,045 and the provisions set forth in the General Norm No. 30 issued by that Superintendency, and under the powers vested in me, I inform you, as a material event, that at the Board of Directors of Enersis S.A. at its meeting held today, unanimously agreed to propose to the Ordinary Shareholders Meeting of Enersis S.A. to be held on April 26, 2011, to distribute a final dividend of 50% of the Company´s distributable net income, which represents Ch$ 7.44578 per share. After deducting the interim dividend of Ch$ 1.57180 per share paid in January 2011, the amount to be distributed as definitive dividend to the shareholders of the company would be Ch$ 5.87398 per share.

This would represent a total distribution of Ch$ 243,113,407,000 attributable to the net income as of December 31, 2010.

The above modifies the current dividend policy, which determined the distribution of a final dividend of 60% of the distributable net income of the Company.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

c.c.:     Bolsa Comercio de Santiago

           Bolsa Electrónica de Chile

           Bolsa Corredores de Valparaíso

           Comisión Clasificadora de Riesgo

           Banco Santander – Representative of bondholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: March 01, 2011